EXHIBIT 99.1

Caledonia Mining Corporation Plc: Issue of Securities Pursuant to Long Term Incentive Plan Awards

ST HELIER, Jersey, Jan. 12, 2024 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc ("the Company" or "Caledonia") (NYSE AMERICAN, AIM and VFEX: CMCL) announces that following the vesting of long-term incentive plan awards on January 11, 2024, which were awarded under the 2015 Omnibus Equity Incentive Compensation Plan of the Company, a total of 6,452 common shares of no par value in the Company are being issued to members of staff within the Company's group (none of whom are "Persons Discharging Managerial Responsibility" within the meaning of the Market Abuse Regulation (EU) No. 596/2014), including in the form of Zimbabwe depositary receipts in respect of such shares, on or about January 16, 2024.

Application has been made by Caledonia for the admission of depositary interests representing the shares to trading on AIM and it is anticipated that trading in such securities will commence on or about January 19, 2024.

Following issue of the shares, the Company will have a total number of shares in issue of 19,194,525 common shares of no par value each.  Caledonia has no shares in treasury; therefore, this figure may be used by holders of securities in the Company as the denominator for the calculations by which they determine if they are required to notify their interest in, or a change to their interest in, the Company.

Enquiries:

Caledonia Mining Corporation Plc
Mark Learmonth	Tel: +44 1534 679 800
Camilla Horsfall	Tel: +44 7817 841 793

Cavendish Capital Markets Limited (Nomad and Joint Broker)
Adrian Hadden	Tel: +44 207 397 1965
Pearl Kellie	Tel: +44 131 220 9775

Liberum Capital Limited (Joint Broker)
Scott Mathieson/Kane Collings	Tel: +44 20 3100 2000

Camarco, Financial PR (UK)
Gordon Poole	Tel: +44 20 3757 4980
Julia Tilley
Elfie Kent

3PPB (Financial PR, North America)
Patrick Chidley	Tel: +1 917 991 7701
Paul Durham	Tel: +1 203 940 2538

Curate Public Relations (Zimbabwe)
Debra Tatenda	Tel: +263 77802131

IH Securities (Private) Limited (VFEX Sponsor - Zimbabwe)
Lloyd Mlotshwa	Tel: +263 (242) 745 119/33/39